ACQUISITION OF BONANZA CREEK ENERGY December 2017 Filed by Bonanza Creek Energy, Inc. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Bonanza Creek Energy, Inc. Commission File No.: 001-35371 Date: December 12, 2017

Cautionary Statements This presentation may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future operations, future development plans and appraisal programs, future drilling inventory and locations, estimated acreage positions held by production or unit, estimated production, price realizations and differentials, rates of return, reserves, anticipated reservoir characterization activities, projected capital expenditures, projected operating costs, projected general and administrative and other costs, operational optimization initiatives, anticipated efficiency improvements and cost reductions, infrastructure investment, liquidity and capital structure, future acquisition cost savings, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of Bonanza Creek to approve the proposed merger or the shareholders of SandRidge to approve the stock issuance; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Bonanza Creek’s business and operations with SandRidge’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of SandRidge following completion of the proposed merger; and any changes in general economic and/or industry specific conditions. SandRidge and Bonanza Creek caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning SandRidge, Bonanza Creek, the proposed transaction or other matters attributable to SandRidge and Bonanza Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither SandRidge nor Bonanza Creek undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation. Forward Looking Statement www.sandridgeenergy.com 2

Other Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge has filed with the SEC a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge's Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136. Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph. Certain proved reserve data included in this presentation were not prepared in accordance with SEC pricing guidelines that require pricing using the average price during the prior 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month (without regard to commodity derivative positions and without assuming any change in development plans or costs). Instead, these internal reserve estimates as of December 31, 2017 are based on NYMEX future strip prices as of December 5, 2017 (approximately $50.77 - $56.65 per Bbl for WTI and approximately $2.82 - $2.89 per MMBtu for Henry Hub through 2022). The use of these future prices is for illustration purposes only does not necessarily indicate SandRidge’s overall view on future commodity prices, and does not represent a forecast or estimate of SandRidge’s or Bonanza Creek’s SEC proved reserves as of December 31, 2017. Important Information for Investors and Shareholders www.sandridgeenergy.com 3 Participants in the Solicitation Proved Reserve Data

Accretive Acquisition Consistent with Our Strategy

Strong Strategic Fit

- Development-ready, complementary extension of Niobrara assets
- Maintains Rockies and Mid-Con strategy
- Balances drilling risk profile
- Reduces reliance on Miss Lime cash flow
- Considerable immediate cash flow

High Quality Assets

- 30-60% IRRs
- Highly delineated oil-weighted area
- Pad drilling and infill-ready
- Stacked pay
- Infrastructure established
- Recent results exceed acquisition type curve

Compelling Valuation

- $506MM of PDP PV-10
- Includes ~970 proved + unproved locations[1] (230 PUDs[2])
- Attractive $3.1k per acre[3] versus recent comparable DJ Basin transactions
- Transaction value attractive against multiple valuation measures

Financially Attractive

- 15% accretion to cash flow per share[4]
- 4% accretion to NAV per share[4]
- New credit facility borrowing base of $700MM with more favorable terms
- Strong liquidity with greater than $300MM at closing
- Leverage remains at or below 1.9x
- At least $20MM of immediately actionable annual G&A savings

(1) One location is equivalent to a one-mile lateral
(2) Preliminary and company engineered, subject to change pending final reserves from ongoing third-party engineering consultant work
(3) Based on preliminary estimated $506MM PDP PV-10
(4) Assumes full $20MM G&A cost savings and January 1, 2018 closing

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Transaction Overview

Strategic acquisition demonstrates focus on long term oil-weighted value creation

Terms	• Total transaction value of $746MM[1], including $398MM of cash • Bonanza Creek shareholders will receive $19.20 per share in cash and $16.80 per share in SandRidge common stock, subject to the collar mechanism
Key Asset Information	• Current production of 15.8 MBoepd[2] (52% oil) • Proved reserves of 115 MMBoe[3] (50% oil) • 67,000 acres in DJ Basin (73% HBP) • ~970 proved and unproved horizontal Niobrara and Codell locations
Pro Forma Ownership	• Bonanza Creek shareholders to own approximately 33% of combined company[1] • One Bonanza Creek board member to join SandRidge Board subject to mutual agreement
Key Conditions and Timing	• SandRidge and Bonanza Creek shareholders' approval • Customary regulatory approvals • Expected closing in late Q1'18

(1) Subject to the collar mechanism
(2) Q3'17 average daily production
(3) Preliminary proved reserves as of December 31, 2017, which are subject to completion of ongoing third-party engineering, include PUDs (proved undeveloped locations) and TPUDs (undeveloped locations that meet the technical criteria to be considered proved reserves, but have not been determined to meet SEC criteria to be considered proved reserves) at December 5, 2017 NYMEX strip pricing (~$52 /~$3.00)

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6 Acquisition Price of $36 per Bonanza Creek Share Bonanza Creek Valuation Ranges Acquisition Price Within Implied Per Share Valuation Ranges Historical Trading Range Since Emergence1 $497MM - $812MM $24.00 - $39.20 Aggregate Value to 2018 Consensus EBITDA Estimates2,3 4.7x - 6.0x $31.10 - $39.70 Aggregate Value to Current Production ($/Boepd)2,3 $45,000 - $60,000 $34.34 - $45.78 Net Asset Value4 $682MM - $804MM $32.91 - $38.79 At time of announcement, high of $39.20 on May 1, 2017 (emergence date) and low of $24.00 on August 29, 2017 Comparable companies include: Bill Barrett Corporation, Extraction Oil and Gas Energy Inc., PDC Energy Inc. and SRC Energy Inc. Based on closing prices on November 10, 2017; consensus estimates per Wall Street research Valuation at discount rate ranges based on risked-asset class with an effective date of January 1, 2018

Immediately Accretive Acquisition Cash Flow per share ($/sh)1,2 NAV per share ($/sh)2,3 Cash flow defined as EBITDA less interest expense as defined in Form S-4 filed December 11, 2017, pro forma interest expense of 6% of average debt as defined in Form S-4 Assumes full $20MM G&A cost savings and January 1, 2018 closing NAVPS calculated as: (SD NAVPS x SD Shares Outstanding + BCEI NAVPS x BCEI Shares Outstanding + $60MM additional synergies less $398MM cash used in transaction) / PF Shares Outstanding, accretion represents midpoint of NAV range 7 Standalone Pro Forma

8 Cost Reductions Improve Margins Cash expenses reduced by actionable cost synergies and ongoing focus on cost reduction Cash Costs ($/Boe)1 Standalone Pro Forma Cash costs include LOE, Production Taxes and G&A Assumes full $20MM G&A cost savings and January 1, 2018 closing EBITDA Margin ($/Boe)2

9 Enhances Production Profile Acquisition enhances cash flow with liquids production growth Production (MBoepd) EBITDA ($MM) Standalone Pro Forma Assumes full $20MM G&A cost savings and January 1, 2018 closing

10 Generates Meaningful Synergies Upon closing, we will immediately take the steps necessary to achieve at least $20 million in annual G&A savings and continue to focus on further reducing our cost structure Operational Synergies Well costs - ability to reduce well costs faster from efficiencies of scale Utilizing dedicated vendor services Sharing stimulation crews Efficiencies of scale in material and service procurement Drilling and completions - strengthened combined team can share expertise Drill-site selection, drilling and completion techniques, well bore design Experience in managing large PDP base and supporting infrastructure - reduces LOE Remotely monitoring and operating our assets using our centralized operations center Technical Synergies Shared learnings - from drilling and completions in NW STACK, North Park and DJ Basin Incorporate expertise of our combined operational teams to drive improvement and apply learnings across the Niobrara G&A Realize at least $20MM of estimated G&A synergies Corporate staff streamlining Elimination of duplicate public company administrative costs Integration of IT/software services Reduction in third party consulting, insurance, audit, SOX and other services

11 SandRidge maintains low leverage and strong liquidity Pro Forma March 31, 2018 Capitalization Cash and RBL pro forma for acquisition of Bonanza including transaction fees and expenses Pro forma RBL availability based on $700MM borrowing base indication from current facility agent, excludes $7.1MM of outstanding letters of credit 2017E EBITDA per Wall Street consensus research estimates Capitalization as of March 31, 2018 SandRidge Bonanza Creek Adj. Pro Forma SandRidge Cash1 55 - (45) 10 Revolver1 - 25 383 408 Building Note 38 - - 38 Total Debt 38 25 383 446 PF Revolver Availability2 700 (25) (383) 292 Liquidity 755 (25) (428) 302 2017E EBITDA3 186 87 20 292 Net Debt / EBITDA3 0.0x 0.3x - 1.5x

Precedent Transaction Comparisons

SandRidge acquisition metrics compare favorably to recent transactions[1,2]



Transaction Value / Net Acres ($/Acre)
$20,132
$15,257
$10,673
$8,012
SRC/Noble 2017
SRC/Noble 2016
SD/BCEI
BBG/Fifth Creek



Transaction Value / Production ($/Boepd)
$223,793
$210,417
$148,293
$45,235
BBG/Fifth Creek
SRC/Noble 2016
SRC/Noble 2017
SD/BCEI



Adj. Transaction Value / Net Acres (Adj. $/Acre)3
$16,738
$13,444
$7,117
$4,774
SRC/Noble 2017
SRC/Noble 2016
BBG/Fifth Creek
SD/BCEI

(1) Based on precedent transactions in the DJ Basin greater than $500MM since January 1, 2016
(2) BCEI metrics assume $36.00 per share acquisition price (transaction value deducts net cash of $31MM on BCEI balance sheet at September 30, 2017)
(3) Adj. $ / Acre metric assumes $25,000 / Boepd PDP value; BCEI PDP estimated to be $506MM

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Acquisition Metrics Compare Favorably to Peer Trading Levels

Acquisition metrics compare favorably to peer trading levels[1]

EV/2018E EBITDA[2]


6.3x
5.6x
5.1x
4.8x
4.5x
Peer C
BONANZA CREEK
Peer A
Peer B
Peer D

EV / Proved Reserves ($/Boe)[3]


$23.25
$14.82
$11.93
$8.30
$7.89
Peer C
Peer B
Peer A
Peer D
BONANZA CREEK

Adj. EV / Net Acres (Adj. $/Acre)[4]


$16,401
$12,680
$11,129
$5,036
$4,774
Peer C
Peer B
Peer A
Peer D
BONANZA CREEK

Current Liquids Production (%)[5]


80%
74%
73%
65%
63%
Peer D
Peer B
BONANZA CREEK
Peer C
Peer A

Reserve Life (Years)[3]


19.7
15.7
10.4
9.9
6.9
Peer D
BONANZA CREEK
Peer B
Peer A
Peer C

2018E EBITDA Margin ($/Boe)[2]


$30.99
$23.51
$23.32
$21.95
$19.79
Peer D
BONANZA CREEK
Peer B
Peer C
Peer A

Peers include: BBG, XOG, SRCI, PDCE

(1) BCEI metrics assume $36.00 per share acquisition price and net debt of ($31MM) as of September 30, 2018
(2) 2018E EBITDA and margin per Wall Street consensus research estimates
(3) Reserve life based on YE 2016 reserves and 3Q 2017 production, pro forma for subsequent events
(4) Acreage multiple assumes $25,000 / Boepd PDP value; BCEI excludes Arkansas acreage and estimates PDP value of $506MM; PDCE multiple includes Delaware Basin and Wattenberg acreage only; XOG multiple includes core DJ basin position of 160,000 net acres; Bill Barrett pro forma for combination with Fifth Creek
(5) Current production as of 3Q 2017 disclosure, pro forma for subsequent events

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www.sandridgeenergy.com

14 DJ Basin Assets Balance SandRidge Risk Profile Development drilling accelerates cash flow as North Park and NW STACK are delineated

20 North Park in Delineation Phase Continued evaluation, spacing tests, well design and long-term midstream necessary to reach full-field development in Niobrara benches 15 17 20 20 20 18 19 20 CORE & 3D EVALUATION delineate acreage Test and optimize spacing Optimize well design Delineation phase Development phase Pipeline takeaway capacity midstream infrastructure

Test and optimize spacing 20 NW STACK in Delineation Phase Delineating Meramec using Drilling Participation Agreement - after delineation, additional time needed to optimize development and test additional benches 16 17 20 20 20 18 19 20 CORE & 3D EVALUATION delineate acreage Optimize Targeting Define development areas Optimize Well and completion design SD Drilling Participation Agreement Development Phase Delineation phase

NW STACK Play Evaluation Variable results across region, areas of similar performance identified through early delineation 17 94 Industry Horizontal Meramec Completions To Date Delineation Phase 10 SD & 35 industry wells Initial strong performance First spacing pilot tests (vertical & horizontal) SD core taken in 2017 Partial 3D seismic coverage Delineation Phase 4 SD & 24 industry wells High IP’s with moderate oil cut First spacing pilot tests (horizontal) Discovery Phase 2 SD & 2 industry wells Horizontal or vertical spacing have not been tested Economic potential under review Discovery Phase 1 SD & 4 industry wells Spacing has not been tested Economic potential under review 3D seismic coverage expanded in 2017

18 DJ Basin in Development Phase Central Acreage Well spacing configuration in Niobrara A, B, C and codell *Illustrative view of down spacing Bonanza Creek inventory ready for pad drilling and down spacing development 440 horizontal wells provide meaningful well control Recent enhanced completions suggest upside to valuation type curve and EUR ~970 proved and unproved locations in lower risk, oil-weighted inventory 60% XRL 40% SRL 230 PUDs Established gathering, processing and pipeline take-away infrastructure support development SD evaluation assumed up to 17 wells per section Development phase

Preliminary Year End 2017 Reserves

$746MM purchase price compared to PDP PV-10 of $506MM and total PV-10 of $973MM

	SandRidge					Bonanza Creek					Combined Company				
	Oil MMBo	NGL MMBbls	Gas Bcf	MMBoe	PV-10 ($MM)	Oil MMBo	NGL MMBbls	Gas Bcf	MMBoe	PV-10 ($MM)	Oil MMBo	NGL MMBbls	Gas Bcf	MMBoe	PV-10 ($MM)
PDP	5	-	4	6	$ 102	21	12	79	46	$ 396	26	12	82	52	$ 498
PUD + TPUD	35	-	29	40	163	28	14	91	57	98	63	14	121	97	261
PDP + PUD +TPUD	*40*	*-*	*33*	*46*	*$ 265*	*49*	*26*	*170*	*103*	*$ 495*	*89*	*26*	*203*	*148*	*$ 759*
Unproved	381	-	373	443	891	58	27	183	115	369	439	27	556	559	1,260
Rockies Total	421	-	406	489	$ 1,156	107	52	353	218	$ 863	528	52	759	707	$ 2,019
PDP	21	32	396	119	$ 533	7	1	23	12	$ 110	29	33	420	132	$ 643
PUD + TPUD	9	7	76	28	71	-	-	-	-	-	9	7	76	28	71
PDP + PUD +TPUD	*30*	*39*	*472*	*148*	*$ 605*	*7*	*1*	*23*	*12*	*$ 110*	*37*	*40*	*495*	*160*	*$ 715*
Unproved	74	56	652	239	277	-	-	-	-	-	74	56	652	239	277
Mid-Con Total	105	95	1,124	387	$ 882	7	1	23	12	$ 110	112	96	1,148	399	$ 992
PDP	27	32	400	125	$ 635	28	13	102	58	$ 506	55	45	502	183	$ 1,142
PUD + TPUD	44	7	105	68	234	28	14	91	57	98	72	20	196	125	332
PDP + PUD +TPUD	*70*	*39*	*505*	*193*	*$ 869*	*56*	*27*	*193*	*115*	*$ 605*	*127*	*65*	*698*	*308*	*$ 1,474*
Unproved	456	56	1,025	683	1,168	58	27	183	115	369	514	83	1,208	798	1,537
Total Proved and Unproved	526	95	1,530	876	$ 2,038	114	54	377	231	$ 973	640	148	1,906	1,106	$ 3,011

Preliminary proved reserves as of December 31, 2017, which are subject to completion of ongoing third-party engineering, include PUDs (proved undeveloped locations) and TPUDs (undeveloped locations that meet the technical criteria to be considered proved reserves, but have not been determined to meet SEC criteria to be considered proved reserves) at 12.5.17 NYMEX strip pricing (~$52 /~$3.00)

19 www.sandridgeenergy.com

Bonanza creek dj basin assets

Bonanza’s DJ Basin Asset Developing Niobrara B, C and Codell in the DJ Basin 21 Highly delineated 67k acres (73% HBP) in oil window Acreage outside of urban populated areas 12.5 MBoepd (51% oil) production1 650 gross producing wells (440 horizontal) Deep compelling inventory Company owned midstream infrastructure Developed basin with enhanced completions driving returns Q3’17 average production in DJ Basin Highly Delineated, Mature Basin

22 Acreage Position Delineated By Strong Well Performance Consistently strong performance from multiple targets, validating acreage and acquisition type curves SRL Acquisition Type Curve 410 Boepd (74% oil) XRL Acquisition Type Curve 778 Boepd (74% oil) All rates are Peak 30-Day IP Three Niobrara well average

Enhanced Completion Results NORTH PLATTE DAILY PRODUCTION (BOEPD) Recent actual results in Legacy area exceed acquisition valuation type curve for area 23 BCEI North Platte Results SD Valuation Type Curve for area Completion Type Plug-and-perf Proppant Load 1,500 - 2,000 #/ft___ Stage Spacing 100 ft Lateral Length 4,400 ft 3-Stream EUR 500 MBoe 400 MBoe IRR%1 60% 48% Payout 17 months 19 months Cumulative Oil1 45 MBo 39 MBo North Platte 44-13 Pad Enhanced Completions (Three Niobrara SRLs) SD Niobrara Valuation Type Curve December 5, 2017 NYMEX Strip pricing (~$52 /~$3.00) at 100% Working Interest

24 Acquisition Development Plan Focus on capital efficient, multi-well pad development with enhanced completions Drilling Focus Area SandRidge 2018 Acquisition Development Plan $130MM - $150MM Capex One rig in 2018 going to four rigs by 2021 EURs and ECONOMICS DJ Basin XRL SRL EUR, MBoe1 % Oil 580 – 780 ~50% 300 – 400 ~50% D&C ($MM) $5.5 $3.1 IRR2 41 - 59% 33 - 48% 3-stream EUR December 5, 2017 NYMEX Strip pricing (~$52 /~$3.00) at 100% Working Interest

25 RMI Enhances Value of Upstream Assets Oil, Gas and Water Gathering RMI 100% company owned Drives operating, capital and surface use efficiency Provides flexibility and access to additional third-party gathering/processing partners RMI and new takeaway agreements provide operational flexibility Gas Processing and Takeaway New 15 year gathering and processing contract with Cureton Connects to RMI system Provides additional takeaway and processing capacity in 2H’18 Commenced Sterling deliveries on November 11, 2017 Sterling and Cureton agreements incremental to DCP takeaway

DJ Development Returns Complementary to Delineation Drilling Based on anticipated near-term development drilling inventory 3-stream EUR December 5, 2017 Strip pricing (~$52 /~$3.00) at 100% Working Interest As of December 31, 2016, operated only Excluding ~70 Proven + Probable Chester locations 26 EURs and ECONOMICS DJ Basin(a) North Park Meramec XRL SRL XRL XRL SRL EUR, MBoe(b) % Oil 580 – 780 ~50% 300 – 400 ~50% 600 80%+ 800 – 1,000 40%+ 500 – 600 40%+ D&C ($MM) $5.5 $3.1 $6.7 - $7.2 $6.5 $4.4 IRR(c) 41 - 59% 33 - 48% 45 - 56% 20 - 36% 15 - 26% PV-10(c)(($MM) $2.7 - $4.0 $1.1 - $1.8 $4.1 - $4.6 $1.7 - $3.9 $0.6 - $1.7 INVENTORY DJ Basin North Park NW STACK Mississippian PUD (Hz laterals)(e) 230 106 6 51(e) Probable (Hz laterals) ~740 ~1,050 Under evaluation (4-8 per section) ~180(e) Net Acres 67k 123k 70k 360k HBP or HBU 73% 58% 41% 87%

27 Combined Company Preliminary 2018 Outlook Capital Expenditures $375MM - $425MM capital expenditures One rig in DJ, one rig in North Park, one to two rigs in NW STACK NW STACK drilling funded by Drilling Participation Agreement Production 48.2 MBoepd (41% oil) 71% of oil production and 50% of gas hedged at attractive prices Production (MBoepd) % Liquids Production OIL OIL Standalone Pro Forma Initial SD guidance pro forma for acquisition Assumes January 1, 2018 closing

Setting the record straight

Responding To Activists’ Objections Notwithstanding inaccurate and misleading claims about the transaction Acquiring Bonanza Creek Makes Strategic and Economic Sense Complementary, development ready assets ~970 proved and unproved locations 230 PUDS 30-60% IRRs at strip pricing Bridges the gap between mature cash flow producing assets and emerging assets Reduces reliance on Mississippian Lime (production goes to less than 60% from 80% of total production) Expands our Niobrara position, which considerably improves our risk profile The Acquisition is Accretive and Value-Enhancing Acquisition is immediately accretive +15% accretive to 2018 cash flow per share +4% accretive to net asset value per share, while significantly reducing risk At least $20MM in identified annual G&A savings Further cost reductions available through operational synergies and renewed focus on cost efficiencies 29

Responding To Activists’ Objections Notwithstanding inaccurate and misleading claims about the transaction 30 Results in 15% accretion to 2018 CFPS Maintains leverage at or below 1.9x over next three years New credit facility borrowing base of $700MM with more favorable terms >$300MM of pro forma liquidity Cash/Stock Mix Results in Accretion with Prudent Level of Leverage The Acquisition is Fairly Priced Only a 17.4% premium over announcement trading price Compares favorably to per share valuation ranges implied by recent trading, comparable company multiples and net asset value 8% premium over bankruptcy valuation Misleading reports of a 75% premium are based on deeply discounted valuation in connection with a rights offering, which in no way reflects the public market valuation immediately prior to the transaction

Responding To Activists’ Objections Notwithstanding inaccurate and misleading claims about the transaction 31 The Acquisition Delivers Shareholder Value Strategic combination achieves a better long-term risk-adjusted return for our shareholders than our standalone plan Increases in market cap to over $1B More investor attention Additional research coverage Higher trading volume with better shareholder liquidity The Acquisition is Consistent with Strategy Reduces the Company’s risk profile Provides drill-ready assets to complement our ongoing North Park and NW STACK delineation Opportunistic acquisitions that complement existing assets and drive long-term shareholder value appendix

Pro Forma Derivatives OIL Q1’18 Q2’18 Q3’18 Q4’18 FY 2018 Q1’19 Q2’19 Q3’19 Q3’19 FY 2019 SWAPS Total Volumes (MMBbls) 1.26 1.18 1.01 0.92 4.38 0.45 0.46 0.55 0.55 2.01 Daily Volumes (MBblspd) 14.0 13.0 11.0 10.0 12.0 5.0 5.0 6.0 6.0 5.5 Price ($/Bbl) $54.63 $54.41 $54.68 $54.62 $54.58 $53.31 $53.31 $53.06 $53.06 $53.18 COLLARS Total Volumes (MMBbls) 0.18 0.18 0.18 0.18 0.73 0.18 0.12 n/a n/a 0.3 Daily Volumes (MBblspd) 2.0 2.0 2.0 2.0 2.0 2.0 1.3 n/a n/a 0.8 Price ($/Bbl) $42/$52.50 $42/$52.50 $43/$53.50 $43/$53.50 $42.50/$53 $43/$54.53 $44/$54.79 n/a n/a $43.5/$54.66 As of December 8, 2017 33 NATURAL GAS Q1’18 Q2’18 Q3’18 Q4’18 FY 2018 Q1’19 Q2’19 Q3’19 Q3’19 FY 2019 SWAPS Total Volumes (Bcf) 6.84 3.64 3.68 3.68 17.84 n/a n/a n/a n/a n/a Daily Volumes (MMBtupd) 76.0 40.0 40.0 40.0 48.9 n/a n/a n/a n/a n/a Price ($/MMBtu) $3.25 $3.11 $3.11 $3.11 $3.16 n/a n/a n/a n/a n/a COLLARS Total Volumes (Bcf) 0.5 0.5 0.5 0.5 2.0 0.2 0.1 n/a n/a 0.31 Daily Volumes (MMBtupd) 5.6 5.6 5.6 5.6 5.6 2.6 0.9 n/a n/a 0.85 Price ($/MMBtu) $2.75/$3.43 $2.75/$3.43 $2.75/$3.43 $2.75/$3.43 $2.75/$3.43 $2.75/$3.40 $2.75/$3.40 n/a n/a $2.75/$3.40